SEC MAIL PROCESSING
RECEIVED
NOV 29 2011
WASH, D.C.
189
SECTION

SECI 11023567 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50898

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2010 (MM/DD/YY) AND ENDING 09/30/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: vFinance Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 North Federal Highway Suite 400
(No. and Street)

Boca Raton	Florida	33432
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan Levin 561-981-1007
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sherb & Co., LLP
(Name – *if individual, state last, first, middle name*)

7900 Glades Road, Suite 540	Boca Raton	Florida	33434
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alan Levin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of vFinance Investments, Inc., as of November 22, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC-STATE OF FLORIDA
Johanna A. Garcia
Commission #DD798685
Expires: JUNE 18, 2012
BONDED THRU ATLANTIC BONDING CO., INC.

Signature

C.F.O.

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

vFinance Investments, Inc.

(a wholly owned subsidiary of National Holdings Corporation)

Financial Statements and Supplemental Information

Year ended September 30, 2011

with Report and Supplementary Report of Independent Auditors

vFinance Investments, Inc.

(a wholly owned subsidiary of National Holdings Corporation)

Financial Statements and Supplemental Information

Year ended September 30, 2011

Contents

SHERB & CO., LLP

Certified Public Accountants

1900 NW Corporate Blvd., East Suite 210
Boca Raton, Florida 33431
Tel. 561-886-4200
Fax. 561-886-3330
e-mail:info@sherbcpa.com

Offices in New York and Florida

INDEPENDENT AUDITORS REPORT

To the Shareholder
vFinance Investments, Inc.

We have audited the accompanying statement of financial condition of vFinance Investments, Inc. as of September 30, 2011, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of VFinance Investments, Inc. as of September 30, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sherb & Co., LLP

Boca Raton, Florida
November 21, 2011

vFinance Investments, Inc.

(a wholly owned subsidiary of National Holdings Corporation)

Statement of Financial Condition

September 30, 2011

Assets

Current Assets:		
Cash and cash equivalents	$	2,010,800
Cash deposits with clearing organizations		806,097
Due from clearing organizations		454,065
Marketable securities owned - at market value		380,489
Non-marketable securities owned - at market value		5,694
Accounts receivable, net of allowance for doubtful accounts of $309,694		22,122
Notes receivable - employees		4,218
Prepaid expenses		113,405
Total Current Assets		3,796,890
Non-Current Assets		
Furniture and Equipment, at cost net of accumulated deprecation of $480,880		13,754
Due from affiliates		387,447
Other Assets		4,549
Total Non-Current Assets		405,750
Total Assets	**$**	**4,202,640**

Liabilities and Shareholders' Equity

Current Liabilities:		
Due to other broker dealers	$	139,049
Securities sold, not yet purchased		1,863
Accrued commissions and payroll payable		1,225,877
Accounts payable, accrued expenses and deferred revenue		641,894
Total Current Liabilities		2,008,683
Non-Current Liabilities		
Deferred revenue		250,933
Total Non-Current Liabilities		
Shareholder's Equity		
Common Stock $0.01 par value, 1,000,000 shares authorized, 1,000 issued and outstanding		10
Additional paid-in-capital		2,616,185
Accumulated deficit		(673,171)
Total Shareholder's Equity		1,943,024
Total Liabilities and Shareholder's Equity	**$**	**4,202,640**

See accompanying notes.

vFinance Investments, Inc.

(a wholly owned subsidiary of National Holdings Corporation)

Statement of Operations
Year ended September 30, 2011

Revenues:		
Commissions	$	13,495,970
Net dealer inventory gains		12,157,727
Investment banking		79,110
Interest and dividend income		503,805
Transfer fees and clearing services		1,502,834
Other revenue		74,940
Total Revenues		**27,814,386**
Operating expenses:		
Commissions, compensation and fees		22,745,288
Clearing fees		874,042
Commmunications		1,688,084
Occupancy, equipment and other admin expenses		1,735,253
Professional fees		341,254
Taxes, licenses and registration fees		254,323
Total operating expenses		**27,638,244**
Net operating income		**176,142**
Other income and expense		
Interest expense		14,874
Total other expense		**14,874**
Income Taxes		
Current income tax expense		70,000
Net income	**$**	**91,268**

See accompanying notes.

vFinance Investments, Inc.

(a wholly owned subsidiary of National Holdings Corporation)

Statement of Changes in Shareholder's Equity
For the Year ended September 30, 2011

	Common Stock		Additional Paid - in	Accumulated	
	Shares	Amount	Capital	Deficit	Total
Balance, September 30, 2010	1,000	$ 10	$ 2,533,439	$ (764,439)	$ 1,769,010
Capital contributed by parent or affiliates			82,746		82,746
Net income				91,268	91,268
Balance, September 30, 2011	1,000	$ 10	$ 2,616,185	$ (673,171)	$ 1,943,024

See accompanying notes.

vFinance Investments, Inc.

(a wholly owned subsidiary of National Holdings Corporation)

Statement of Cash Flows

For the Year ended September 30, 2011

OPERATING ACTIVITIES		
Net income	$	161,268
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation		6,157
Changes in operating assets and liabilities, net		
Deposits with clearing organizations		2,480
Receiviables from broker dealers and clearing organizations and others		140,428
Accounts receivable, net of allowance for uncollectible accounts		23,429
Advances to registered representatives and non registered employees		14,589
Securities owned - Marketable, at market value		268,956
Other assets		(460,493)
Payable to broker dealers and clearing organizations		(30,135)
Securities sold, but not yet purchased, at market		(19,402)
Accounts payable, accrued expenses and other liabilities		(133,759)
Net cash used in operating activities		(26,482)
INVESTING ACTIVITIES		
Non-marketable securities owned at market value		5,263
Purchases of furniture and equipment		(14,633)
Net cash used in financing activities		(9,370)
FINANCING ACTIVITIES		
Capital contributed by parent and affiliates		82,746
Net cash provided by financing activities		82,746
Cash at beginning of period		**1,963,906**
Net increase in cash		**46,894**
Cash at end of period	**$**	**2,010,800**
Cash Paid for:		
Income Taxes	$	-
Interest	$	18,460

See accompanying notes.

Note 1. Significant Accounting Policies and Other Matters
Description of Business

vFinance Investments, Inc. ("the Company") (a wholly owned subsidiary of National Holdings Corporation) is a broker dealer licensed to conduct activities in all 50 states, Washington DC and Puerto Rico. The Company has corporate offices in New York, New Jersey and Florida and approximately 40 independent locations throughout the country, Panama, Chile and Colombia. The Company's two core business activities include providing full service retail brokerage to high net worth individuals and securities trading including making markets in over 5,000 micro-cap, small cap, NASDAQ and NYSE Listed stocks. The Company also trades in United States Treasury securities and municipal securities. The Company does not require collateral from its customers. Revenues are not concentrated in any particular region of the country or with any individual or group.

Effective February 1, 2010, vFinance Investments, Inc. entered into a new clearing agreement with National Financial Services. The agreement is for a 5 year term, and contained standard language and costs associated with a fully disclosed clearing agreement. This agreement called for the payment of two "Clearing fee rebates" up to a maximum of $250,000 each to be issued in the first three months and again after the one year anniversary. The Company reached this limit by April 2010 and March 31, 2011 and is amortizing these reductions of its clearing costs over the life of the clearing arrangement. As of September 30, 2011, the Company had approximately $363,400 of deferred revenue on its balance sheet in Accounts payable, accrued expenses and other liabilities.

RETAIL BROKERAGE BUSINESS: The largest portion of the Company's revenues in 2011 was attributable to commissions generated by its brokerage activities. The Company buys and sells securities for its customers on an agency basis, and charges its customers a commission for its services. Such commission revenue is derived from brokerage transactions in listed and over-the-counter securities and mutual fund securities. The Company has agreements with numerous mutual fund management companies pursuant to which it sells shares in a variety of mutual funds. Mutual fund commissions are derived from standard dealers' discounts that are a small percentage of the purchase price of the shares, depending upon the terms of the dealer agreement and the size of the transaction. In addition, most funds permit the Company to receive additional periodic fees based upon the customer's investment in particular funds.

Note 1. Significant Accounting Policies and Other Matters (Continued)

Description of Business (Continued)

NET DEALER GAINS: The Company offers wholesale market-making services to its retail brokerage, corporate and financial institutions. The Company makes markets in over 5,000 Over-the-Counter Bulletin Board, micro-cap, small cap and NASDAQ and NYSE Listed stocks. The Company's target customers are national and regional full-service broker/dealers, electronic discount brokers and institutional investors that require fast and efficient executions. The Company also trades US Treasury securities and municipal securities primarily in the institutional marketplace.

INVESTMENT BANKING AND MERGERS AND ACQUISITIONS: In December 2009, the Company combined its banking efforts with that of its affiliate, National Securities Corporation. Since that time, the Company has participated in some of the deals originated with its affiliate, but has not done any formal banking business.

CLEARING BROKER: vFinance Investments, Inc. does not hold customer funds or securities. The Company currently utilizes four clearing firms to clear the various business lines it engages in. These clearing relationships are on a fully disclosed basis with National Financial Services, LLC ("NFS"), a wholly owned subsidiary of Fidelity Brokerage Company, Industrial and Commercial Bank of China Financial Services, LLC, a wholly owned subsidiary of Industrial and Commercial Bank of China, LTD. (formerly known as Fortis Securities LLC, a division of Fortis Bank, NV), Legent Clearing LLC and Rosenthal Collins Clearing.

The Company's clearing firms process securities transactions for the Company and the accounts of its customers for which it pays a clearing fee. The Company may also pay transaction charges for other services including but not limited to billing, credit extension, control and receipt and custody and delivery of securities. According to the terms of these agreements between vFinance Investments and its clearing firms, vFinance Investments has agreed to indemnify and hold each harmless from certain liabilities and claims, including claims arising from the transactions of its customers. In the event that customers fail to pay for their purchases or fail to supply the securities that they have sold, and a clearing firm satisfies such a customer obligation, vFinance Investments would be obligated to indemnify the clearing firm for any resulting losses. vFinance Investments, to date, has not experienced any material losses as a result of the failure of its customers to satisfy their obligations.

Note 1. Significant Accounting Policies and Other Matters (Continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Furthermore, the Company has been named as a defendant in various customer arbitrations. These claims result from the actions of brokers affiliated with the Company. We may have established liabilities for potential losses from such complaints, legal actions, government investigations and proceedings where necessary in accordance with GAAP. In establishing these liabilities, our management uses its judgment to determine the probability that losses have been incurred and a reasonable estimate of the amount of losses. In making these decisions, we base our judgments on our knowledge of the situations, consultations with legal counsel and our historical experience in resolving similar matters. In many lawsuits, arbitrations and regulatory proceedings, it is not possible to determine whether a liability has been incurred or to estimate the amount of that liability until the matter is close to resolution. However, accruals are reviewed regularly and are adjusted to reflect our estimates of the impact of developments, rulings, advice of counsel and any other information pertinent to a particular matter. Because of the inherent difficulty in predicting the ultimate outcome of legal and regulatory actions, we cannot predict with certainty the eventual loss or range of loss related to such matters. If our judgments prove to be incorrect, our liability for losses and contingencies may not accurately reflect actual losses that result from these actions, which could materially affect results in the period other expenses are ultimately determined. As of September 30, 2011, we accrued approximately $20,000 for these matters. These claims may be covered by our errors and omissions insurance policy. While we will vigorously defend ourselves in these matters, and will assert insurance coverage and indemnification to the maximum extent possible, there can be no assurance that these lawsuits and arbitrations will not have a material adverse impact on our financial position.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments with a maturity of three months or less when purchased.

Note 1. Significant Accounting Policies and Other Matters (Continued)

Concentrations of Credit Risk

As of September 30, 2011, all cash balances in banks were fully insured by the FDIC. The Company maintains its cash positions at high quality financial institutions.

The Company and its subsidiaries are engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of its counterparty.

Income Taxes

The Company accounts for income taxes under the liability method in accordance with professional standards, "*Accounting for Income Taxes*" under this method, deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company's net operating loss carry forwards may be limited due to changes in ownership in accordance with IRC Section 382.

Furniture and Equipment

Furniture and equipment are stated on the basis of cost less accumulated depreciation and consists primarily of computer equipment and software. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, 2-5 years, for financial reporting purposes. Depreciation expense for the year ended September 30, 2011 totaled $6,157.

Notes Receivable - Employees

In order to remain competitive in the marketplace, the Company grants forgivable loans and repayable loans to certain employees. The terms of the loans can be up to three years with maturities during fiscal year 2011. For forgivable loans, for each year the employee is in good standing with the Company, the Company forgives a ratable portion of the loan and charges this amount to compensation expense. If the employee is terminated, the principal balance is due and payable immediately. The loans bear interest at a reasonable market rate and interest is written off over the life of the loan. For repayable loans, terms are usually no more than six months, and bear interest at a reasonable market rate. As of September 30, 2011, the balance of the forgivable loans and repayable loans was $0 and $4,218 respectively.

(Continued)

Note 1. Significant Accounting Policies and Other Matters (Continued)

Marketable and Non-Marketable Securities

The Company's investments consist of its proprietary trading account assets as well as equity instruments received as compensation for past investment banking services. Such investments are classified as marketable securities and non-marketable securities on the accompanying statement of financial condition. The liquidity and restrictions of a particular position (if any) determines if the asset is classified as marketable or non-marketable.

Trading account assets consist of marketable equity securities and marketable municipal debt securities and are stated at market value. They are held for resale in anticipation of short-term market movements. Realized gains and losses are recognized as net trading profits in the statement of operations when the security is sold and interim unrealized profits and losses are recorded in a similar fashion as the positions are always marked to market.

Non-marketable securities include restricted common stock. These instruments are stated at market value. Primarily all of the equity instruments are received from small public companies. The stock and the stock purchase warrants received are typically restricted as to resale, although the Company generally receives a registration right within one year.

The Company policy is to resell these securities in anticipation of short-term market movements. The Company recognizes revenue for such equity instruments based on the fair market value of the stock and for stock purchase warrants based on the Black-Scholes valuation model, only when the underlying shares are registered. Realized gains or losses are recorded in the statement of operations when the underlying securities are sold. Unrealized gains or losses are recognized in the statement of operations on a monthly basis based on changes in the fair value of the security as quoted on national or inter-dealer stock exchanges or, for stock purchase warrants, based on the Black-Scholes valuation model.

Investments in trading securities and Securities sold, not yet purchased at September 30, 2011 consist of the following:

	Owned	Sold, not yet purchased
Debt securities	$ 299,717	$ -
Corporate stocks	80,772	1,863
Non-marketable stocks	5,694	-
Total	**$ 386,183**	**$ 1,863**

Note 1. Significant Accounting Policies and Other Matters (Continued)

Marketable and Non Marketable Securities - Continued

Investments in not readily marketable securities at September 30, 2011 consisted of $5,694 of restricted securities and securities not having a ready market.

To determine the fair value of the Company's assets, professional standards for Fair Value Measurements are used. This method provides a fair value hierarchy which gives priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. There is no active market for the Company's non-marketable securities yet the prices for the underlying shares are quoted in the open market, thus we classified these assets as Level 2.

Securities Transactions

Securities owned at fair value

	Level 1	Level 2	Level 3	Total
Corporate stocks	$ 80,772	$ -	$ -	$ 80,772
Debt securities	299,717	-	-	299,717
Non marketable stocks	-	5,694	-	5,694
	$380,489	**$ 5,694**	**$ -**	**$386,183**

Securities sold, not yet purchased at fair value

	Level 1	Level 2	Level 3	Total
Corporate stocks	$ 1,863	$ -	$ -	$ 1,863
	$ 1,863	**$ -**	**$ -**	**$ 1,863**

Proprietary securities transactions in regular-way trades are accrued and recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Commission income and expense are reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Note 1. Significant Accounting Policies and Other Matters (Continued)

Financial Instruments with Off-Balance Sheet Risk

The securities transactions of the Company's customers are introduced on a fully disclosed basis with a clearing broker-dealer. The Company holds no customer funds or securities. The clearing broker-dealer is responsible for execution, collection of and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any related losses to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealer. However, the Company does not require collateral from its customers or the clearing broker-dealer and potential losses could be material to the Company.

Revenue Recognition and Other Matters

The Company earns revenue from brokerage and trading activities, which are recognized on trade date basis. The Company also earns revenue from investment banking and consulting. Monthly fees for investment banking and consulting services are recognized as earned. Investment banking success fees are generally based on a percentage of the total value of a transaction and are recognized upon successful completion.

On a monthly basis, the Company recognizes unrealized gains or losses in the statement of operations based on the changes in value of its equity instruments received as compensation for investment banking services. Unrestricted securities are valued at current market value. Restricted securities are valued at current market value, discounted by a factor related to the remaining term of its restriction. Stock purchase warrants are valued when the underlying shares are registered using the Black Scholes valuation model. Realized gains or losses are recognized in the statement of operations when the equity instruments are sold. For the year ended September 30, 2011, the Company recognized no revenue in connection with the receipt of equity securities primarily due to having moved its banking activities over to its affiliate National Securities Corporation. The Company also recognized $49,509 in net realized losses in connection with the sale of such securities and a net unrealized gain of $98,485 in connection with changes in the value. Net realized and unrealized gains and losses are recognized in the statement of operations as either increases or decreases to success fee revenues, a component of Investment Banking Revenue.

As of September 30, 2011, certain transactions in process may result in the Company receiving equity instruments or stock purchase warrants in subsequent periods as discussed above. In such event, the Company will recognize revenue related to the receipt of such equity instruments

Note 1. Significant Accounting Policies and Other Matters (Continued)

Financial Instruments with Off-Balance Sheet Risk

consistent with the aforementioned policies. In addition, the Company would also record compensation expense at fair value related to the distribution of some or all of such equity instruments to employees or independent contractors involved with the related transactions.

Note 2: Income Taxes

Although the Company's results will be included in the consolidated income tax return of its parent company, an income tax provision has been calculated as if the Company is filing a stand-alone income tax return.

At September 30, 2011, the Company's tax provision is as follows:

Curent Expense	$	70,000
Deferred expense		
Total Expense	$	70,000
Deferred Benefit		
Federal		(71,717)
State, net of federal tax effect		(9,989)
		(81,706)
	$	(11,706)

The Company's deferred tax assets at September 30, 2011 were as follows:

Reserves	$	29,000
Allowance for doubtful accounts	$	120,000
Gross deferred tax asset		149,000
Valuation allowance		(111,000)
Net deferred tax asset	$	38,000
Deferred tax liability/mark to market	$	(38,000)
Net deferred tax assets/liabilities		-

Management has provided a valuation allowance due to the uncertainty regarding utilization of deferred tax assets in an amount exceeding deferred tax liabilities.

Note 2: Income Taxes
(Continued)

A reconciliation of the Company's income tax expense applying the Federal statutory tax rate to its effective tax rate is as follows:

Income tax at the federal statutory rate	35.0%
Permanent differences	9.4%
State statutory income tax rate,	
Net of federal tax Benefit	3.7%
Change in valuation allowance	-4.7%
Income tax at the effective Tax Rate	43.4%

During the fiscal year ended September30, 2011, the Company's valuation allowance decreased by approximately $48,000. Consolidated operating loss carry forwards, if any, may be limited due to changes in ownership in accordance with IRC Section 382.

Due to the Company's inclusion in the filing of a consolidated tax return with its parent and other affiliated members, and the utilization of consolidated net operating losses to offset the Company's taxable income, the Company credited the intercompany account to its parent in the amount of $70,000, to compensate them for providing net operating losses equating to a $70,000 tax benefit.

The Company's operations were included and reported in the consolidated tax return of its parent, National Holdings Corporation for the tax year ending September 30, 2008. The group's consolidated tax return for that tax year is currently under examination by the Internal Revenue Service. The Company and management of the parent company do not believe that the consolidated tax return being examined contains any significant errors, omissions, material misstatements, or unsustainable tax positions that could subject it to an assessment of tax, penalties and interest. Further, the Company and management of the parent company believe that there are sufficient net operating losses within the consolidated group to absorb any adjustments that might be proposed by the Internal Revenue Service. Accordingly, the Company has not recorded any liability, including contingent liabilities, or adjusted its tax provision, including deferred tax assets and the valuation allowance to reflect the possibility of a proposed adjustment.

(Continued)

Note 3. Commitments and Contingencies

FINRA Arbitration

The Company has been named in several customer arbitrations alleging violations of securities laws and FINRA rules. Some of these actions have not been settled as of September 30, 2011. Management intends to vigorously defend against these claims. The accompanying financial statements do not include any accrual for estimated losses or expenses that may result from the ultimate outcome of certain of these actions (taking into consideration applicable insurance coverage and the related deductibles).

In August 2010, claimant Margarita Bueno, a resident of Colombia, commenced a FINRA arbitration against vFinance, two other securities firms and four brokers (two of whom have never been registered at vFinance). The Statement of Claim ("Claim"), filed by Ms. Bueno pro se alleged that each of the firms and each of the brokers were liable to her, in different amounts, and for different reasons, although she failed to allege any particular causes of action. Ms. Bueno maintained an account at vFinance for a few months and it may have declined in value by a few thousand dollars during that time period. Ms. Bueno alleged that vFinance was liable for the conduct of another firm, under what appears to be a corporate successor theory. Although vFinance was not a successor in interest to that firm, it did agree to purchase assets from that firm, and such firm agreed to indemnify vFinance for future litigation arising out of such asset purchase, presumably including this claim. Ms. Bueno sought damages of $435,972 from all respondents but did not specify the exact amount sought from vFinance.

Having conducted discovery, Ms. Bueno eventually proposed that she dismiss all claims against vFinance and the two vFinance brokers, in exchange for a release from them of potential counterclaims against her. The Company agreed to this arrangement, presented the settlement agreement to the arbitration panel, and the panel dismissed vFinance from the arbitration, with prejudice, and without the payment of any money by vFinance.In March 2010, claimants Carl Chadband and Marie Chadband, residents of Delaware, commenced a FINRA arbitration against vFinance. The Statement of Claim ("Claim") alleged that vFinance and Dan Gambino, a securities broker formerly registered with vFinance, purchased unsuitable securities, breached fiduciary duties, violated Delaware's securities act, committed common law fraud, breached a contract with them, acted negligently, made negligent misrepresentations of material fact and/or omitted material facts in connection with the purchase of securities and churned their accounts. Claimants further alleged that vFinance negligently supervised Mr. Gambino and is vicariously liable for his conduct in tort, under a theory of respondeat superior, and as a control person under the state securities act claim pled. Claimants sought compensatory damages from vFinance in the amount of $180,000, and interest, punitive damages, attorneys fees and costs, all in undisclosed amounts.

Note 3. Commitments and Contingencies (Continued)

FINRA Arbitration (Continued)

vFinance ultimately settled this claim for $120,000, $105,000 of which was paid by its insurance carrier. Following this settlement, the arbitration panel dismissed vFinance from the arbitration with prejudice.

In August 2009, plaintiffs Michael Sollazzo, Susana Solazzo, Paul Sollazzo, Gail Sollazzo and two related Sollazzo family trusts filed a civil action in Santa Clara Superior Court of California against Steve Cinelli (a former vFinance registered representative), Prestwick Partners, LLC (Mr. Cinelli's business entity), vFinance and others arising out of the purchase of certain Class B convertible preferred shares of stock in a company known as Fresh N' Healthy, Inc. Plaintiffs allege that Mr. Cinelli, individually and as agent of Prestwick Partners, LLC and vFinance, solicited their investments in Fresh N' Healthy and allege claims against vFinance and others based on negligence, negligent misrepresentation, intentional misrepresentation and violations of state securities laws. Plaintiffs' out of pocket investment, as alleged in the complaint, was $285,000, although plaintiffs request damages of at least $427,500.

vFinance ultimately settled the claims against it for $50,000, none of which was paid by its insurance carrier.

Claimant Inversiones Santa Ana S.A., a Guatemalan corporation, commenced a FINRA arbitration (during January 2011) against Respondent vFinance Investments, Inc. ("vFinance"). Claimant amended their pleadings (during March 2011) to add Ricardo Blanco ("Blanco") as a named Respondent. Blanco was the registered representative formerly affiliated with vFinance who handled the Claimant's account.

The Statement of Claim ("Claim") alleges that Blanco purchased unsuitable securities for Claimant at vFinance and at Blanco's prior firm, Sterling Financial ("Sterling"). Moreover, the

Claim alleges that vFinance acquired Sterling, and that accordingly, vFinance is liable for Blanco's conduct at both Sterling and at vFinance. Although vFinance did not acquire and is not otherwise a successor in interest to Sterling, it did agree to purchase assets from Sterling, and Sterling agreed to indemnify vFinance for future litigation arising out of such asset purchase, presumably including this Claim. The Claim asserts causes of action for negligent misrepresentations, negligence, breach of fiduciary duty, breach of contract and failure to supervise. Claimant seeks compensatory damages of $1,010,762, plus punitive damages, interest, fees and costs all in undisclosed amounts. It appears that approximately $160,000 in losses

Note 3. Commitments and Contingencies

(Continued)

FINRA Arbitration
(Continued)

occurred at vFinance. vFinance timely responded to the Claim and filed a Motion to add Sterling as a named Respondent, which was granted by FINRA. Exchange of discovery is ongoing between the parties and a Mediation has been scheduled on December 7, 2011 in an attempt to resolve the dispute. vFinance believes it has meritorious defenses to the claims raised, and should settlement discussions prove fruitless, vFinance will defend the matter vigorously at the evidentiary hearing currently scheduled for April 24 - May 2, 2012.

Note 4. Related Party Transactions

Effective January 1, 2003, the Company entered into a management agreement with its parent, vFinance, Inc., as amended on January 1, 2007 whereby the Company agrees to make payments no less than quarterly to the parent in an amount equal to 100% of its accrued income adjusted to exclude income from non-cash items and offsetting expenses in the same form. Also excluded are profits and losses on all non-allowable assets until such time as the profits or losses are realized as a result of a sale or exchange. In return, vFinance, Inc. will provide the Company with certain consideration including: office space, office personnel and other such services. The management agreement terminated in December 2010 and to date, the Company paid approximately $458,000 in fees to the parent.

The Company entered into a new service agreement in July 2011 with its parent, National Holdings Corporation, whereby the Company agrees to make monthly payments of approximately $175,000 to the affiliate. In return, National Holdings Corporation provides the Company with certain consideration including insurance and benefits coverage, rent and utilities, communications services, equipment leases and other travel costs. During the fiscal year ended September 30, 2011, the Company had paid approximately $2,500,000 to its affiliate related to this agreement.

On July 1, 2008, National Holdings Corporation, in conjunction with the merger of vFinance, Inc. and on behalf of vFinance Investments, Inc., granted options to individuals to purchase common stock of NHLD. The options have a life of no more than five years, are exercisable at various prices per share and vest over a period of four years. The amortization of stock option compensation expense for these grants for the year ended September 30, 2011 was determined to be $48,562.

Note 4. Related Party Transactions
(Continued)

The Company signed a tri-party clearing agreement with its affiliate EquityStation, Inc. effective October 17, 2007. This payable is the net revenue due to EquityStation in accordance with this agreement, and is due and payable to the affiliate within 30 days of the close of each calendar month. As of September 30, 2011, the payable to EquityStation, Inc. was approximately $125,000.

Note 5. Liabilities Subordinated to the Claims of General Creditors

At September 30, 2011 and during the year then ended, the Company had no liabilities subordinated to the claims of general creditors.

Note 6. Defined Contribution Plan

The Company participates in a defined contribution savings plan maintained by an affiliate, vFinance Holdings, Inc., in which substantially all employees are eligible to participate. The plan allows for matching of up to 25% of an employee's annual contribution however, there were no Company matches for the last three years.

Note 7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At September 30, 2011, the Company had net capital of $1,350,219 which was $350,219 in excess of its required net capital of $1,000,000.

The Company's percentage of aggregate indebtedness to net capital was 245.4%.

The Company qualifies under the exemptive provisions of Rule 15c3-3 under Section (k)(2)(ii) of the Rule, as it does not carry security accounts.

NOTE 8: Subsequent Events

The Company has evaluated subsequent events through November 21, 2011, which is the date he financial statements were issued, and has concluded that no such events or transactions took place which would require disclosure herein.

(Continued)

Computation of Net Capital and Aggregate Indebtedness

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
September 30, 2011

Total shareholder's equity	$ 1,943,023
Deductions and/or charges:	
Non-allowable assets:	
Investments under restriction	5,694
Accounts receivable, net of allowance for doubtful accounts	22,122
Advances to registered representatives and non registered employees	4,218
Prepaid expenses	113,405
Due from affiliuates	387,447
Other assets	4,549
Furniture and equipment – net of depreciation	13,754
Total non-allowable assets	551,189
Other deductions and/or charges:	
Blockage deductions	10,137
Net capital before haircuts on securities positions	1,381,697
Haircuts on securities:	
Debt securities	19,363
Other securities	12,116
Total haircuts on securities	31,479
Net capital	1,350,218
Required minimum capital	1,000,000
Excess net capital	$ 350,218

Aggregate indebtedness:

Aggregate indebtedness as included in the Statement of Financial Condition	$ 2,257,754
Other unrecorded amounts for arbitrations and legal matters	1,055,762
Total Aggregate Indebtedness	$ 3,313,516
Percentage of Aggregate Indebtedness to Net Capital	245.4%

Reconciliation:

Net capital, per unaudited September 30, 2011 FOCUS report, as filed	$ 1,350,219
Net audit adjustments	
Net capital, per September 30, 2011 audited report, as filed	$ 1,350,219

(Continued)

Statement Regarding SEC Rule 15c3-3
September 30, 2011

Exemptive Provisions

The Company claims exemption from the requirements of Rule 15c3-3 under Sections (k)(2)(A) and (k)(2)(B) of the Rule. Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information relating to the Possession or Control Requirements under Rule 15c3-3.

SHERB & CO., LLP

Certified Public Accountants

1900 NW Corporate Blvd., East Suite 210
Boca Raton, Florida 33431
Tel. 561-886-4200
Fax. 561-886-3330
e-mail:info@sherbcpa.com

Offices in New York and Florida

Report on Internal Control Required by SEC Rule 17a-5(g)(1)
for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

To The Shareholders of vFinance Investments, Inc.

In planning and performing our audit of the financial statements of vFinance Investments, Inc. (the Company), as of and for the year ended September 30, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods

is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Shuk & Co., LLP

Boca Raton, Florida
November 21, 2011

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended September 30, 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

050896 FINRA SEP
VFINANCE INVESTMENTS, INC
1200 N FEDERAL HWY, STE 400
BOCA RATON FL 33432-2847

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Alan Levin 561-981-1007

2. A. General Assessment (item 2e from page 2)		$65,001
B. Less payment made with SIPC-6 filed (exclude interest) 4/28/11 Date Paid		(35,509)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		29,492
E. Interest computed on late payment (see instruction E) for______days at 20% per annum		-
F. Total assessment balance and interest due (or overpayment carried forward)		$29,492
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$29,492	
H. Overpayment carried forward	$(-)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

VFINANCE INVESTMENTS, INC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 12TH day of NOVEMBER, 20 11.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning OCT 1, 20 10 and ending SEPT 30, 20 11
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$27,890,287
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	9,242
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	49,509
Total additions	58,751
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	492,599
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	1,162,699
(4) Reimbursements for postage in connection with proxy solicitation.	88,906
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____________	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $7,480	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $204,441	
Enter the greater of line (i) or (ii)	204,441
Total deductions	1,948,645
2d. SIPC Net Operating Revenues	$26,000,393
2e. General Assessment @ .0025	$65,001

(to page 1, line 2.A.)

1900 NW Corporate Blvd., East Suite 210
Boca Raton, Florida 33431
Tel. 561-886-4200
Fax. 561-886-3330
e-mail:info@sherbcpa.com

Offices in New York and Florida

S&Co.

Certified Public Accountants

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To The Board of Directors and Stockholders of vFinance Investments, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation Form SIPC-7) to the Securities Investor Protection Corporation SIPC) for the period September 30, 2011, which were agreed to by vFinance Investments, Inc. ("The Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating The Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for compliance with those requirements. This agreed–upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the period ended September 30, 2011, as applicable, with the amounts reported in Form SIPC-7 for the period ended September 30, 2011 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Sherb & Co., LLP

Boca Raton, Florida
November 21, 2011